Exhibit 99.1

Mr. Amnon Shemer has Resigned as Vice President, Finance and Chief Financial
Officer, Effective February 7, 2019

PETACH-TIKVA, Israel, November 7, 2018 - Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards, announced today that it received notice from Mr. Amnon Shemer, Vice President, Finance and Chief Financial Officer, of his resignation due to medical reasons, effective February 7, 2019.